UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2007.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

UNCONSOLIDATED NET INCOME OF PS 78,161 MILLION FOR THE MONTH OF OCTOBER 2007
TOTALING PS 650,655 MILLION FOR THE FIRST TEN MONTHS OF 2007*
Medellín, Colombia, November 13, 2007
Bancolombia S.A. (“Bancolombia”) reported unconsolidated net income of Ps 78,161 million during the past month of October.
During October, total net interest income, including investment securities amounted to Ps 178,627 million. Additionally, total net fees and income from services totaled Ps 63,426 million.
Total assets amounted to Ps 31.78 trillion, total deposits totaled Ps 20.04 trillion and BANCOLOMBIA’s total shareholders’ equity amounted to Ps 4.80 trillion.
BANCOLOMBIA’s (unconsolidated) level of past due loans as a percentage of total loans was 2.70% as of October 30, 2007, and the level of allowance for past due loans was 135.80% as of the same date.
Market Share
According to ASOBANCARIA (Colombia’s national banking association), BANCOLOMBIA’s market share of the Colombian financial system as of October, 2007 was as follows: 18.2% of total deposits, 21.6% of total net loans, 19.1% of total savings accounts, 21.3% of total checking accounts and 14.3% of total time deposits.

* This report corresponds to the unconsolidated financial statements of Bancolombia. The numbers contained herein are subject to review by the relevant Colombian authorities. This information has been prepared in accordance with generally accepted accounting principles in Colombia and is stated in nominal terms.

BANCOLOMBIA S.A.				Growth
BALANCE SHEET	As of			Oct07/Sep07		Annual
(Ps Millions)	Oct-06	Sep-07	Oct-07	$	%	%
ASSETS
Cash and due from banks	1,275,187	1,701,333	1,665,391	-35,942	-2.11%	30.60%
Overnight funds sold	20,315	1,318,620	1,148,607	-170,013	-12.89%	5553.98%
Total cash and equivalents	1,295,502	3,019,953	2,813,998	-205,955	-6.82%	117.21%

Debt securities	4,481,634	3,503,794	3,497,446	-6,348	-0.18%	-21.96%
Trading	2,025,601	1,446,611	1,452,416	5,805	0.40%	-28.30%
Available for Sale	1,137,225	1,020,265	1,020,022	-243	-0.02%	-10.31%
Held to Maturity	1,318,808	1,036,918	1,025,008	-11,910	-1.15%	-22.28%
Equity securities	896,455	994,526	989,794	-4,732	-0.48%	10.41%
Trading	2,852	10,368	6,513	-3,855	-37.18%	128.37%
Available for Sale	893,603	984,158	983,281	-877	-0.09%	10.04%
Market value allowance	-39,548	-29,865	-29,866	-1	0.00%	-24.48%
Net investment securities	5,338,541	4,468,455	4,457,374	-11,081	-0.25%	-16.51%

Commercial loans	13,094,632	16,831,357	16,972,398	141,041	0.84%	29.61%
Consumer loans	2,495,260	3,444,270	3,533,380	89,110	2.59%	41.60%
Small business loans	95,136	97,819	107,528	9,709	9.93%	13.03%
Mortgage loans	1,493,370	2,061,183	2,165,068	103,885	5.04%	44.98%
Allowance for loans and financial leases losses	-602,379	-798,954	-831,787	-32,833	4.11%	38.08%
Net total loans and financial leases	16,576,019	21,635,675	21,946,587	310,912	1.44%	32.40%

Accrued interest receivable on loans	187,158	281,315	290,578	9,263	3.29%	55.26%
Allowance for accrued interest losses	-7,929	-21,725	-20,098	1,627	-7.49%	153.47%
Net total interest accrued	179,229	259,590	270,480	10,890	4.20%	50.91%

Customers’ acceptances and derivatives	158,802	176,935	167,943	-8,992	-5.08%	5.76%
Net accounts receivable	266,807	413,235	357,562	-55,673	-13.47%	34.02%
Net premises and equipment	363,637	408,227	421,951	13,724	3.36%	16.04%
Foreclosed assets	19,159	10,208	8,188	-2,020	-19.79%	-57.26%
Prepaid expenses and deferred charges	39,682	43,062	55,543	12,481	28.98%	39.97%
Goodwill	44,773	19,423	17,118	-2,305	-11.87%	-61.77%
Other	569,510	250,014	241,148	-8,866	-3.55%	-57.66%
Reappraisal of assets	745,983	1,016,183	1,022,278	6,095	0.60%	37.04%

Total assets	25,597,644	31,720,960	31,780,170	59,210	0.19%	24.15%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	3,426,173	4,262,622	4,086,179	-176,443	-4.14%	19.26%
Checking accounts	3,187,943	3,809,616	3,791,158	-18,458	-0.48%	18.92%
Other	238,230	453,006	295,021	-157,985	-34.87%	23.84%

Interest bearing	13,182,220	14,714,872	15,951,060	1,236,188	8.40%	21.00%
Checking accounts	288,333	286,672	429,665	142,993	49.88%	49.02%
Time deposits	3,929,486	4,336,592	4,658,132	321,540	7.41%	18.54%
Savings deposits	8,964,401	10,091,608	10,863,263	771,655	7.65%	21.18%

Total deposits	16,608,393	18,977,494	20,037,239	1,059,745	5.58%	20.65%
Overnight funds	1,765,456	1,768,772	1,406,115	-362,657	-20.50%	-20.35%
Bank acceptances outstanding	80,522	50,974	46,576	-4,398	-8.63%	-42.16%
Interbank borrowings	938,620	475,720	519,830	44,110	9.27%	-44.62%
Borrowings from domestic development banks	768,553	1,360,640	1,458,624	97,984	7.20%	89.79%
Accounts payable	546,631	1,822,070	963,224	-858,846	-47.14%	76.21%
Accrued interest payable	129,838	149,688	161,866	12,178	8.14%	24.67%
Other liabilities	269,557	273,242	259,714	-13,528	-4.95%	-3.65%
Bonds	872,140	1,680,428	1,639,039	-41,389	-2.46%	87.93%
Accrued expenses	359,855	445,687	485,488	39,801	8.93%	34.91%

Total liabilities	22,339,565	27,004,715	26,977,715	-27,000	-0.10%	20.76%

SHAREHOLDER’S EQUITY
Subscribed and paid in capital	363,914	393,914	393,914	0	0.00%	8.24%

Retained earnings	1,686,209	2,878,250	2,956,411	78,161	2.72%	75.33%
Appropiated	1,228,943	2,305,756	2,305,756	0	0.00%	87.62%
Unappropiated	457,266	572,494	650,655	78,161	13.65%	42.29%

Reappraisal and others	1,204,745	1,475,177	1,481,273	6,096	0.41%	22.95%
Gross unrealized gain or loss on debt securities	3,211	(31,096)	(29,143)	1,953	-6.28%	-1007.60%

Total shareholder’s equity	3,258,079	4,716,245	4,802,455	86,210	1.83%	47.40%

Total liabilities and shareholder’s equity	25,597,644	31,720,960	31,780,170	59,210	0.19%	24.15%

BANCOLOMBIA S.A.			Growth			Growth
INCOME STATEMENT	Accumulated		Annual	Month		Month
(Ps Millions)	Oct-06	Oct-07%		Sep-07	Oct-07%
Interest income and expenses
Interest on loans	1,532,156	2,172,256	41.78%	247,083	264,078	6.88%
Interest on investment securities	113,335	213,177	88.09%	21,326	16,407	-23.07%
Overnight funds	22,491	45,977	104.42%	4,634	6,399	38.09%

Total interest income	1,667,982	2,431,410	45.77%	273,043	286,884	5.07%
Interest expense Checking accounts	6,304	13,733	117.85%	791	1,141	44.25%
Time deposits	179,909	241,103	34.01%	29,716	30,825	3.73%
Savings deposits	207,146	370,896	79.05%	39,406	42,469	7.77%

Total interest on deposits	393,359	625,732	59.07%	69,913	74,435	6.47%
Interbank borrowings	86,695	55,554	-35.92%	3,213	2,585	-19.55%
Borrowings from domestic development banks	46,975	54,083	15.13%	7,148	7,686	7.53%
Overnight funds	54,045	76,700	41.92%	9,966	11,262	13.00%
Bonds	65,460	68,608	4.81%	9,273	12,289	32.52%
Total interest expense	646,534	880,677	36.22%	99,513	108,257	8.79%

Net interest income	1,021,448	1,550,733	51.82%	173,530	178,627	2.94%
Provision for loan and accrued interest losses, net	(168,646)	(318,893)	89.09%	(42,116)	(29,353)	-30.30%
Recovery of charged-off loans	51,160	52,254	2.14%	3,505	5,559	58.60%
Provision for foreclosed assets and other assets	(24,920)	(19,784)	-20.61%	(3,084)	(1,307)	-57.62%
Recovery of provisions for foreclosed assets and other assets	64,026	47,832	-25.29%	4,443	3,211	-27.73%

Total net provisions	(78,380)	(238,591)	204.40%	(37,252)	(21,890)	-41.24%
Net interest income after provision for loans and accrued interest losses	943,068	1,312,142	39.14%	136,278	156,737	15.01%

Commissions from banking services and other services	67,179	82,787	23.23%	9,395	11,600	23.47%
Electronic services and ATM’s fees, net	72,024	59,789	-16.99%	6,171	6,225	0.88%
Branch network services, net	45,156	81,128	79.66%	7,968	8,602	7.96%
Collections and payments fees, net	58,175	91,025	56.47%	9,297	10,653	14.59%
Credit card merchant fees, net	6,642	14,616	120.05%	1,049	580	-44.71%
Credit and debit card fees, net	201,364	208,752	3.67%	22,416	23,467	4.69%
Checking fees, net	49,217	55,190	12.14%	5,156	5,959	15.57%
Check remittance, net	9,348	8,506	-9.01%	818	890	8.80%
International operations, net	23,129	27,519	18.98%	3,167	3,056	-3.50%
Total fees and other service income	532,234	629,312	18.24%	65,437	71,032	8.55%

Other fees and service expenses	(62,541)	(82,785)	32.37%	(9,753)	(7,606)	-22.01%
Total fees and income from services, net	469,693	546,527	16.36%	55,684	63,426	13.90%

Other operating income
Net foreign exchange gains	79,926	5,661	-92.92%	(106,047)	(23,048)	-78.27%
Forward contracts in foreign currency	8,273	112,700	1262.26%	127,376	46,718	-63.32%
Gains(Loss) on sales of investments on equity securities	67,321	(13,254)	-119.69%	—	—	*
Gains on sale of mortgage loan	11,651	857	-92.64%	—	—	*
Dividend income	128,602	122,128	-5.03%	—	30	*
Communication, rent payments and others	1,335	1,168	-12.51%	110	124	12.73%
Total other operating income	297,108	229,260	-22.84%	21,439	23,824	11.12%

Total income	1,709,869	2,087,929	22.11%	213,401	243,987	14.33%
Operating expenses
Salaries and employee benefits	451,790	501,124	10.92%	50,791	49,652	-2.24%
Bonus plan payments	15,035	36,166	140.55%	4,179	5,371	28.52%
Compensation	3,116	18,550	495.31%	2,558	2,374	-7.19%
Administrative and other expenses	535,065	621,556	16.16%	56,090	61,533	9.70%
Deposit security, net	47,984	34,170	-28.79%	3,427	3,368	-1.72%
Donation expenses	183	371	102.73%	33	33	0.00%
Depreciation	62,900	63,077	0.28%	6,586	6,475	-1.69%
Total operating expenses	1,116,073	1,275,014	14.24%	123,664	128,806	4.16%

Net operating income	593,796	812,915	36.90%	89,737	115,181	28.35%
Merger expenses	31,715	—	*	—	—	0.00%
Goodwill amortization	21,205	23,044	8.67%	2,304	2,304	0.00%
Non-operating income (expense)
Other income	138,091	72,780	-47.30%	11,379	7,207	-36.66%
Other expense	(115,859)	(48,777)	-57.90%	(8,709)	(10,819)	24.23%
Total non-operating income	22,232	24,003	7.97%	2,670	(3,612)	-235.28%
Income before income taxes	563,108	813,874	44.53%	90,103	109,265	21.27%
Income tax expense	(105,842)	(163,219)	54.21%	(23,006)	(31,104)	35.20%

Net income	457,266	650,655	42.29%	67,097	78,161	16.49%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 13, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance